SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13G

                                (Amendment No. 2)

                                    UCN, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.0001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    12427M101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                January 1, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ]  RULE 13d-1(b)
[X]  RULE 13d-1(c)
[ ]  RULE 13d-1(d)

CUSIP NO. 12427M101                                                  Page 2 of 7
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1)  Name And I.R.S. Identification No. Of Reporting Person (entities only)

    Shannon River Fund Management Co. LLC       02-0657358
--------------------------------------------------------------------------------
2)  Check The Appropriate Box If A Member Of A Group (See Instructions)
    (a)[ ]
    (b)[X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  Citizenship Or Place Of Organization: Delaware
--------------------------------------------------------------------------------
                           5) Sole Voting Power:
NUMBER OF SHARES              822,400 Shares (1)
BENEFICIALLY OWNED            --------------------------------------------------
BY EACH REPORTING          6) Shared Voting Power
PERSON WITH
                              --------------------------------------------------
                           7) Sole Dispositive Power:
                              822,400 Shares (1)
                              --------------------------------------------------
                           8) Shared Dispositive Power

--------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned By Each Reporting Person:
    822,400 Shares (1)
--------------------------------------------------------------------------------
10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row (9):
    4.6% of Common Stock
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12) Type of Reporting Person (See Instructions)  OO (Limited Liability Company)
--------------------------------------------------------------------------------
(1) Shannon River Fund Management Co. LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Shannon River Partners, L.P and Shannon River Partners II, L.P.


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CUSIP NO. 12427M101                                                  Page 3 of 7
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1)  Name And I.R.S. Identification No. Of Reporting Person (entities only)

    Shannon River Partners, LP 05-0544322
--------------------------------------------------------------------------------
2)  Check The Appropriate Box If A Member Of A Group (See Instructions)
    (a)[ ]
    (b)[X] Reporting person is affiliated with other persons
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  Citizenship Or Place Of Organization: Delaware
--------------------------------------------------------------------------------
                           5) Sole Voting Power:
NUMBER OF SHARES              315,629 Shares (1)
BENEFICIALLY OWNED            --------------------------------------------------
BY EACH REPORTING          6) Shared Voting Power
PERSON WITH
                              --------------------------------------------------
                           7) Sole Dispositive Power:
                              315,629 Shares (1)
                              --------------------------------------------------
                           8) Shared Dispositive Power

--------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned By Each Reporting Person:
    315,629 Shares (1)
--------------------------------------------------------------------------------
10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row (9):
    1.76% of Common Stock
--------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)  PN
--------------------------------------------------------------------------------
(1) Shannon River Partners, L.P. directly beneficially owns these shares of Common Stock.

CUSIP NO. 12427M101                                                  Page 4 of 7
--------------------------------------------------------------------------------
1)  Name And I.R.S. Identification No. Of Reporting Person (entities only)

    Shannon River Partners II, LP 20-0597408
--------------------------------------------------------------------------------
2)  Check The Appropriate Box If A Member Of A Group (See Instructions)
    (a)[ ]
    (b)[X] Reporting person is affiliated with other persons
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  Citizenship Or Place Of Organization: Delaware
--------------------------------------------------------------------------------
                           5) Sole Voting Power:
NUMBER OF SHARES              506,771 Shares (1)
BENEFICIALLY OWNED            --------------------------------------------------
BY EACH REPORTING          6) Shared Voting Power
PERSON WITH
                              --------------------------------------------------
                           7) Sole Dispositive Power:
                              506,771 Shares (1)
                              --------------------------------------------------
                           8) Shared Dispositive Power

--------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned By Each Reporting Person:
    506,771 Shares (1)
--------------------------------------------------------------------------------
10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row (9):
    2.83% of Common Stock
--------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)  PN
--------------------------------------------------------------------------------
(1) Shannon River Partners II, L.P. directly beneficially owns these shares of Common Stock.

ITEM 1(a).  Name of Issuer:
         UCN, Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:
         14870 Pony Express Road, Bluffdale, Utah 84065
         -------------------------------------------------------------------

ITEM 2(a).  Names of Persons Filing:
         Shannon River Fund Management Co. LLC ("SRFM")
         -------------------------------------------------------------------
         Shannon River Partners, LP ("SRP")
         -------------------------------------------------------------------
         Shannon River Partners II, LP ("SRP II")
         -------------------------------------------------------------------

ITEM 2(b).  Address of Principal Business Office or, if None, Residence:
         850 Third Avenue, 10th Floor, New York, NY 10022
         -------------------------------------------------------------------

ITEM 2(c).  Citizenship:
         SRFM is a Delaware Limited Liability Company
         ------------------------------------------------------------------
         SRP and SRP II are Delaware Limited Partnerships
         ------------------------------------------------------------------

ITEM 2(d).  Title of Class of Securities:
         Common Stock, $.0001 Par Value Per Share
         -------------------------------------------------------------------

ITEM 2(e).  CUSIP Number:  12427M101


ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is:
         None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 4.     Ownership:
(a) Amount beneficially owned by all reporting persons: 822,400 Shares
(b) Percent of class: 4.6% of Common Stock
(c) Number of shares as to which the reporting persons have:
         (i)   sole power to vote or to direct the vote:
               822,400 Shares
         (ii)  shared power to vote or to direct the vote

         (iii) sole power to dispose or to direct the disposition:
               822,400 Shares


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                                                                     Page 6 of 7

         (iv) shared power to dispose or to direct the disposition


ITEM 5.  Ownership of five percent or less of a class.
         If this statement is being filed to reflect the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [x].

ITEM 6. Ownership of more than five percent on behalf of another person. Not applicable.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.
         Not applicable.

ITEM 8.  Identification and classification of members of the group.
         None of the reporting persons who have filed this schedule is a person, as defined in Rule 13d-1(b)(1)(ii), promulgated pursuant to the Securities Exchange Act of 1934. The persons filing this statement are identified in Item 2 hereof.

ITEM 9.  Notice of dissolution of group.
         See Exhibit 1.

ITEM 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 15, 2005

                                    SHANNON RIVER FUND MANAGEMENT CO. LLC

                                    By:   /s/Spencer Waxman
                                          --------------------------------------
                                          Spencer Waxman, Managing Member


                                    SHANNON RIVER PARTNERS, L.P.

                                    By:   Shannon River Fund Management Co. LLC,
                                              General Partner

                                           By: /s/Spencer Waxman
                                              ----------------------------------
                                              Spencer Waxman, Managing Member


                                    SHANNON RIVER PARTNERS II, L.P.

                                    By:   Shannon River Fund Management Co. LLC,
                                              General Partner

                                           By: /s/Spencer Waxman
                                              ----------------------------------
                                              Spencer Waxman, Managing Member